

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2013

<u>Via E-mail</u>
Mr. Andrew C. Stephens
Managing Member
LaunchEquity Partners, LLC
4230 N. Oakland Avenue #317
Shorewood, Wisconsin 53211-2042

> **Re: MakeMusic, Inc.**
> **Schedule TO-T/13E-3**
> **Filed on March 22, 2013 by LaunchEquity Acquisition Partners, LLC**
> **Designated Series Education Partners; LEAP Acquisition Corporation; and**
> **LaunchEquity Partners, LLC**
> **File No. 005-50055**

Dear Mr. Stephens:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note what appear to be events requiring disclosure on Schedule 13D during the following times: February 2012 (page 14); mid-June 2012 (page 14); October 26, 2012 (page 15); December 2, 2012 (page 15); and December 4, 2012 (page 15). Please provide your analysis as to whether the filing persons were required to amend their Schedule 13D on each of these dates.

Position of the Offeror Group Regarding Fairness of the Offer and the Merger, page 19

2.   The filing persons disclose their determination that the offer is substantively and
        procedurally fair to shareholders of MakeMusic who are unaffiliated with the filing
        persons. Please revise this disclosure to state whether the filing persons believe that the
        Rule 13e-3 transaction is substantively and procedurally fair to unaffiliated shareholders,
        that is, to shareholders who are unaffiliated with MakeMusic.

3.   Expressly disclose, if true, that the surviving company and the filing persons will be the
        sole beneficiaries of MakeMusic's net operating loss carry-forwards, and quantify this
        benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.
        Please also disclose what consideration the filing persons gave to this factor in making
        their fairness determination.

4.   In the discussion appearing at the top of page 22, please disclose the net book value of
        MakeMusic.

Effects of the Offer, page 24

5.   Please disclose the effect of the Rule 13e-3 transaction on the filing persons' interest in
        the net book value and net earnings of MakeMusic in both dollar amounts and
        percentages. See Instruction 3 to Item 1013.

Merger Agreement, page 25

6.   Disclosure states that the merger agreement and summary of terms is not intended to be,
        and should not be relied upon as, disclosures regarding any facts and circumstances
        relating to MakeMusic or Parent (or their affiliates).   Disclosure also states that the
        representations and warranties in the merger agreement were made solely for purposes of
        the merger agreement, and that investors should not rely on the representations and
        warranties contained in the merger agreement as statements of actual facts. Please revise
        to remove any potential implication that the merger agreement and summary do not
        constitute public disclosure under the federal securities law.

Acceptance for Payment and Payment for Shares, page 49

7.   Disclosure indicates that certificates evidencing unpurchased shares will be returned "as
        promptly as practicable" following the expiration or termination of the offer.
        Rule 14e-1(c) requires that such shares be returned "promptly" upon expiration or
        termination of the offer. Please revise.

<u>Financial Information, page 56</u>

8.   Given that financial information required by Item 13 of Schedule 13E-3 has been incorporated by reference, summary financial information of the issuer, as described in Item 1010(c) of Regulation M-A, must be disseminated to security holders. See Instruction 1 to Item 13 of Schedule 13E-3 and Item 13 of Schedule TO.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Jonathan H. Deblinger, Esq.
        Olshan Frome Wolosky LLP